KWESST Announces Closing of CAD$3.4 Million Private Placement in the United States

November 12, 2024 - KWESST Micro Systems Inc.  (NASDAQ: KWE and KWESW) (TSXV: KWE and KWE.WT.U ("KWESST" or the "Company"), today announced the closing of a brokered private placement offering to an institutional accredited investor for aggregate gross proceeds of approximately CAD$3.4 million (approximately US$2.5 million) (the "Offering").

As a part of the Offering, the Company issued 4,145,200 pre-funded warrants to acquire one common share of the Company, no par value per share (“Common Share”) at a price of CAD$0.824 (US$0.592) per pre-funded warrant (each a "Pre-funded Warrant"), inclusive of the exercise price of CAD$0.001 per Common Share. Each Pre-funded Warrant was bundled with one common share purchase warrant of the Company (each a "Common Warrant"). Each Common Warrant is immediately exercisable and entitles the holder to acquire one Common Share at an exercise price of CAD$1.03 (US $0.74) per Common Share for a period of 60 months following the closing of the Offering. Although the Pre-funded Warrants are each bundled with a Common Warrant, each security will be issued separately.

KWESST intends to use the aggregate net proceeds from the Offering for general working capital purposes.

ThinkEquity acted as sole placement agent for the Offering. As compensation for services rendered, the Company (i) paid to ThinkEquity, at the Closing, a cash fee (the "Cash Fee") equal to 8.0% of the aggregate gross proceeds of the Offering and (ii) issued to ThinkEquity or its designees such number of warrants to purchase a number of Common Shares equal to 5% of the Pre-funded Warrants sold in the Offering (the "Placement Agent Warrants"). The Placement Agent Warrants are immediately exercisable, and entitle the holder to acquire one Common Share at an exercise price of CAD$1.03 (US $0.74) per Common Share for a period of 60 months following the closing of the Offering.

The Offering remains subject to the final approval of the TSX Venture Exchange.

The securities offered and sold by KWESST in the Offering have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold in the United States, or to or for the account or benefit of U.S. persons, absent registration under the Securities Act and all applicable state securities laws or pursuant to an exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Amendment of Terms from November 1, 2024, Public Offering

The Company has amended the terms of the outstanding pre-funded warrants issued on November 1, 2024 as part of the Company's best efforts public offering in the United States. The amendments revised the exercise price of the pre-funded warrant from USD$0.001 to CAD$0.0014, revised currency references from USD to CAD and removed the ability for the holder to exercise the pre-funded warrant on a cashless basis. The foregoing amendments were agreed to by the holder of such pre-funded warrants pursuant to a pre-funded warrant amendment agreement.

Shares for Debt

The Company also announces that it has completed the previously announced shares for debt transaction announced on November 11th. The Company issued a total of 119,047 common shares at a deemed price per common share of $0.84 per share in reimbursement of business expenses incurred while representing the Company in an aggregate amount of $100,000 owed to a company controlled by Mr. David Luxton, Executive Chairman of the Company. Accordingly, the issuance of such shares to Mr. Luxton's company constitutes a "related party transaction" as such term is defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). KWESST is relying on exemptions from the formal valuation and minority shareholder approval requirements provided under MI 61-101 pursuant to section 5.5(a) and section 5.7(1)(a) of MI 61-101.

Nasdaq Bid Price Requirement

As previously announced on May 20, 2024, the Company received written notification from The Nasdaq Stock Market LLC ("Nasdaq") on May 16, 2024, indicating that the Company was not in compliance with the minimum US$1.00 bid price requirement set forth in the Nasdaq rules for continued listing on Nasdaq (the "Minimum Bid Requirement"). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was  provided 180 calendar days from the date of the Notification Letter or until November 12, 2024, to regain compliance with the Minimum Bid Requirement. To regain compliance with the Minimum Bid Requirement, the Common Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days before November 12, 2024. In the event the Company does not regain compliance with the Minimum Bid Requirement after the initial 180-day period, the Company may be eligible for an additional period of 180 calendar days to regain compliance, if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market (with the exception of the Minimum Bid Requirement), including a minimum shareholders' equity of US$5.0 million.

As of the date of this press release, the Company estimates that its unaudited pro-forma consolidated shareholders' equity is above US$5.0 million. This determination is based on the Company's unaudited balance sheet as of June 30, 2024 as filed on SEDAR+ and EDGAR on August 15th, 2024 adjusted to reflect the subsequent events after the balance sheet date of June 30, 2024, including: (i) the Company's August 2024 registered direct offering and concurrent private placement, (ii) the Company's November 2024 United States public offering, (iii) the Company's November 2024 private placement, (iv) the revised accounting treatment of the outstanding pre-funded warrants issued on November 1, 2024 to give effect to the amendments made to the terms of such pre-funded warrants, (v) the issuance of Common Shares to settle certain debts and (vi) the estimated expected monthly expense burn from June 30, 2024 to the date of this release.

After giving effect to the foregoing adjustments, the Company believes it is eligible for the additional period of 180 calendar days to regain compliance and intends on providing written notice to this effect to Nasdaq.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com or

Sean Homuth, President and CEO: homuth@kwesst.com or

Kris Denis, Chief Financial Officer: denis@kwesst.com or

Jason Frame, Investor Relations: frame@kwesst.com or 587-225-2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may include, but are not limited to: the expected use of proceeds, the accounting treatment of the amended pre-funded warrants, the estimated unaudited pro-forma consolidated shareholders' equity of the Company, the estimated expected monthly expense burn up to the date of this release, and the Company's eligibility for an additional Nasdaq compliance period. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The events and circumstances in forward-looking statements in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.